FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Adastra Holdings Ltd. (the "Company")
5451 - 275 Street
Langley, BC  V4W 3X8

Item 2. Date of Material Change

February 9, 2023

Item 3. News Release

The news release was issued and disseminated via Accesswire on February 9, 2023 and filed on SEDAR at www.sedar.com.

Item 4. Summary of Material Change

The Company announced the termination of a legacy supply agreement for the Company's Phyto Extractions Brand ("Phyto").

The household brand for legacy cannabis concentrates (vapes and shatter) was 100% acquired by the Company in 2021 to drive revenue and leverage the Company's capabilities for operational efficiency. A legacy license agreement remained in place following the acquisition, whereby Phyto utilized a third party's licensing status with Health Canada to exclusively package and sell its popular Phyto branded cannabis consumer packaged products on its behalf, in consideration for payment of royalties back to Phyto (the "Phyto License Agreement"). On August 30, 2022, the Company announced it had entered into an agreement with the third party, whereby the Company had the right and option to terminate the Phyto License Agreement subject to certain conditions which have now been met.

Sales for Phyto branded products totalled $6,690,618 in 2020 and reached $14,268,320 in 2021. To date, Phyto has 114 active SKUs, stocked in eight provinces and territories. The Company bought back $2,232,137 worth of inventory from the third party and did not incur any debt.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in Item 4 above and in the news release which has been filed on SEDAR.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Michael Forbes, CEO, Corporate Secretary and Director
Telephone: (778) 715-5011

Item 9. Date of Report

February 15, 2023